Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: May 21, 2024

【Press Release】

May 20, 2024

Coincheck, Inc.

Brilliantcrypto Token (BRIL,) the first IEO of a listed company’s subsidiary, will be available for purchase on May 27.

- Coincheck IEO will begin accepting purchase applications from May 27th.
The IEO is for a new crypto asset that will be used in the blockchain game “Brilliantcrypto,”
set for release on June 17th -

Coincheck, Inc. (Headquartered in Shibuya-ku, Tokyo; Satoshi Hasuo, Representative Director & President; hereinafter “Coincheck”,) which operates the “Coincheck” service, the No.1 crypto asset trading service in Japan for app downloads for five consecutive years, is pleased to announce the start of the acceptance for purchase applications of the Brilliantcrypto Token (BRIL) through its IEO platform “Coincheck IEO” starting from May 27, 2024. BRIL will be issued by Brilliantcrypto, Inc. (Headquarters: Minato-ku, Tokyo; CEO: Koji Baba; hereinafter “Brilliantcrypto,”) which is a wholly-owned subsidiary of Colopl, Inc.

Brilliantcrypto Tokens (BRIL) can be utilized within the blockchain game “Brilliantcrypto.” This large-scale global project from Japan is set to be released on June 17, 2024. “Brilliantcrypto” has signed a global partnership agreement with Paris Saint-Germain, one of the world’s top soccer clubs. It is also focused on increasing its awareness worldwide, particularly in Southeast Asia and South America, where blockchain games have gained popularity.

Project page: https://coincheck.com/ja/ieo/projects/bril

An Initial Exchange Offering (IEO) is a framework in which crypto asset exchanges conduct due diligence and sell new crypto assets in compliance with domestic legal regulations.

Japan is ahead of other countries in terms of establishing regulations for web3, creating a highly transparent business environment that is attracting global attention. The project “Brilliantcrypto” has emerged from Japan, a country that has made significant progress in the development of environments for web3 businesses using crypto assets and NFTs. “Brilliantcrypto” plans to conduct an Initial Exchange Offering (IEO) for an in-game crypto asset on “Coincheck IEO.”

For a publicly listed company group that requires a high level of accounting audits and internal controls, it has been very difficult to operate a business using crypto assets. To engage in an IEO, both the issuer and the crypto exchange must have an understanding of legal regulations and accounting standards, as well as insight into blockchain technology and crypto assets. Brilliantcrypto and Coincheck have been preparing for this IEO to bring a new value exchange experience to as many users as possible.

The “Coincheck IEO” platform connects companies and projects that are conducting IEOs with Japan’s largest user base for crypto assets (*1). Coincheck vet issuers and their crypto assets and sell those assets. The IEO for Brilliantcrypto Token (BRIL) will be the third IEO conducted on “Coincheck IEO”, and the sixth IEO transaction in Japan, and also be the first IEO conducted by a wholly owned subsidiary of the listing company (as of May 20, based on our own research).

*1	Among domestic crypto asset exchange apps. Period: January 2019 to December 2023. Data Source: AppTweak, Number of App Downloads: 6.3 million downloads (as of the end of March 2024)

Upcoming Schedule:

May 27, 2024	Noon	Purchase application period starts
June 10, 2024	Noon	Purchase application period ends
June 10, 2024	After the end of the purchase application period	Lottery
June 11-12, 2024	In sequence	Notification of lottery results and transfer of Brilliantcrypto Token (BRIL)
June 17, 2024	Exchange: Noon(*2) Marketplace: TBD(*3)	Start of handling Brilliantcrypto Token (BRIL) at Coincheck Exchange(*2) and Marketplace (*3)

The above schedule is tentative and subject to change.

*2	On June 17, 2024, from 11:30 a.m. (tentative,) orders will be accepted using the periodic call auction trading method, and at noon (12:00 p.m.,) the order will be closed, and the trading session will move to continuous auction trading.

*3	The handling of transactions at the Coincheck Marketplace will begin after confirming sufficient liquidity on our exchange.

Details of the Brilliantcrypto Token (BRIL) Sale:

Issuer: Brilliantcrypto

Issued Token: Brilliantcrypto Token (BRIL)

Total Issuance: 1,000,000,000 BRIL

Total For Sale: 70,000,000 BRIL (7% of the total issuance)

Sales Price: 21.6 JPY/BRIL

Number of BRIL per unit: 250 BRIL

Number of units for sale: 280,000 units

Payment Currency: Japanese Yen

For more details, please check here [Japanese].

[About the Lottery]

In this IEO, if the number of applicants is less than the number of units for sale, each customer will be allocated one unit. Customers who apply for more than two units will have their second and subsequent units subject to the lottery.

If the number of applicants exceeds the number of units for sale, regardless of the number of applications, one lottery chance will be allocated per customer. The same customer will not win more than one unit.

For details, please refer to Coincheck IEO “About Lottery Methods” [Japanese] : https://lp-ieo.coincheck.com/lottery_bril

[Important Notes for IEO Applicants]

- Opening a Coincheck account is required to apply for the purchase of Brilliantcrypto Token (BRIL). Please check here [Japanese] for account opening methods.

- For purchase applications, Japanese yen equal to the purchase price multiplied by the number of units applied for by the user plus fees (including consumption tax) is required. The deposited Japanese yen cannot be withdrawn until the delivery of tokens is completed. If the lottery result is unsuccessful, the restriction on the respective Japanese yen will be removed.

- After the announcement of the lottery results, if there is a large concentration of withdrawal requests from customers who were not selected in the lottery, it may take several business days to a week for the withdrawal to be completed. Please be aware of this when applying.

About Brilliantcrypto Token (BRIL)

Brilliantcrypto Token (BRIL) is a crypto asset issued on the Polygon blockchain and can be used in the blockchain game “Brilliantcrypto.” In “Brilliantcrypto,” players can mine precious stones and BRIL using a pickaxe in the game. In “Brilliantcrypto,” pickaxes and gems are NFTs, and players can purchase and strengthen the in-game pickaxe “NFT Pickaxe,” recover its durability, and also use BRIL to increase game efficiency.

For more details on Brilliantcrypto Token (BRIL), please refer to the white paper published by the issuer, Brilliantcrypto.

White Paper: https://brilliantcrypto.net/jp/whitepaper/project/

About the Blockchain Game “Brilliantcrypto”

Brilliantcrypto is a blockchain game that introduces a new model called “Proof of Gaming.” Inspired by Bitcoin’s consensus algorithm “Proof of Work,” it introduces a new model in which gameplay proves the value of gems, thereby creating value for others. It’s a large-scale project from Japan intended for a global audience, creating a valuable economic zone in the metaverse.

Game Official Website: https://brilliantcrypto.net

Discord: https://discord.gg/brilliantcrypto

X: https://twitter.com/Brypto_Official

X[Japanese]: https://twitter.com/Brypto_JP

YouTube: https://www.youtube.com/@Brilliantcrypto

Medium: https://brilliantcryptoblog.medium.com/

About Brilliantcrypto, Inc.

Brilliantcrypto, Inc. is a wholly owned subsidiary of Colopl, Inc., engaged in the business of blockchain games. Established to address the challenges faced by blockchain games and create sparkling games that capture people’s attention, Brilliantcrypto uses blockchain technology and the wealth of experience gained from the Colopl Group’s game business to create new value for a global audience.

Company Name: Brilliantcrypto, Inc.

Head Office: Midtown East 5F & 6F, Akasaka 9-7-2, Minato-ku, Tokyo

Founded: November 9, 2022

CEO: Koji Baba

Corporate Website: https://brypto.net/

About Coincheck, Inc.

Coincheck, Inc. operates the crypto asset trading service “Coincheck,” which has been “Japan’s No.1*” downloaded trading app for five consecutive years. The company’s mission is “Making Exchange of New Value Easier” by providing better services based on the latest technology and advanced security measures. Coincheck aims to make the “exchange of new value” created by crypto assets and blockchain more easily accessible to its customers.

*This data is supported by App Tweak and refers to domestic crypto asset trading apps from January 2019 to December 2023.

For inquiries from the press regarding this release, please contact

Coincheck, Inc. PR Group

Mail: pr@coincheck.com

Additional Information and Where to Find It

In connection with the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge IV”) and others with regards to the proposed transaction, the parties intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form F-4 to be filed by Coincheck Group, B.V. with the SEC, which will include a proxy statement/prospectus of Thunder Bridge IV, and will file other documents regarding the proposed transaction with the SEC. Thunder Bridge IV’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, Thunder Bridge IV and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Thunder Bridge IV will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and Thunder Bridge IV, Coincheck’s estimated future results and the proposed business combination between Thunder Bridge IV and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge IV’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge IV’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge IV shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital assets markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge IV’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge IV’s other filings with the SEC. Thunder Bridge IV and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge IV and Coincheck or the date of such information in the case of information from persons other than Thunder Bridge IV or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.